PERIMETER

Disaster management platform for real-time, collaborative data-sharing


PERIMETER

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perimeterplatform.com Berkeley CA

Highlights

1. Already raised $1.5M from investors including Risk+Return, Parade Ventures, and Tusk Ventures
2. Active deployments with 106 departments across California and Nevada serving 2.2M residents
3. Featured in the New York Times, Business Insider, Forbes, The Guardian, and The Wall Street Journal
4. Received 1.4 million views during first Merced deployment
5. Pipeline of over 67 counties across 15 states including Florida, Washington, and Texas
6. Active deployments for wildfires and floods across 3 counties in the last 8 months
7. Winners of the New York Times' "Good Tech Awards" and the Beat the Blaze government hackathon

8 Cofounders recognized in Forbes' 30 Under 30 in Enterprise Technology for their work at Perimeter

Our Team



Bailey Farren Cofounder & CEO

Bailey is the daughter of two first responders and started Perimeter to help her community evacuate from fires. She studied Data Science at UC Berkeley and worked closely with the Berkeley Fire Research Group and NASA Ames. Listed on Forbes' 30 Under 30.



Noah Wu Cofounder & CTO

Noah studied Computer Science at UC Berkeley, where he researched computer vision and deep learning. Noah has won awards for his work in full-stack development, machine learning, geospatial information systems, and mapping. Listed on Forbes' 30 Under 30.



Moor Xu Operations

Moor studied math at Stanford University and UC Berkeley, and has taught at the European Innovation Academy and Sutardja Center for Entrepreneurship and Technology for 10 years. Moor also coached his high school math team to 6 national championships.



Trevor Greenan Research & Marketing

Trevor was the Head Coach of the UC Berkeley NPDA Debate Team for 6 years, during which they won 9 national championship titles. Trevor also studied research methods at UC Berkeley, and has over 10 years of experience in marketing and content creation.

Perimeter makes real-time evacuation management software accessible to all types of first responders and the public.


B4



There have been 160 Billion-dollar disasters in the last decade, totaling $1.1 Trillion and causing almost 6,000 deaths.

More evacuations happened in 2020 than ever before, leading to record levels of emergency housing.



And, disasters of all types are getting worse:

- Extreme fire risk is expected to increase 14% by 2030, and 50% by the end of the century.

- More than half of the Category 4 and 5 storms to hit the US since 1960 took place in the last five years.

- In most cities along the East Coast, floods are five times as common as they were in 1950. Every site measured along the US coastline has experienced an increase in coastal flooding since the 1950s.

Imagine you're an emergency manager.

You're responsible for thousands of personnel across hundreds of public safety agencies. But:

- You and your team have to rely on **paper maps and radios** as your primary means of communication.

- Agencies **can't share information with each other** or the public in real-time because each agency uses different (often siloed) software systems.

- Existing technology is **difficult to use,** and requires costly, specialized training that is not accessible to most first responders.



You're responsible for evacuating hundreds of thousands of residents during an emergency. But:

- There's only a **5% opt-in rate** for mass notification tools.

- Evacuation updates are provided in **confusing, text-based descriptions** without a map to reference.

- First responders **waste hundreds of hours** fielding calls from confused residents, delaying action during the crucial moments of a disaster.

The Perimeter Platform: Real-time emergency management


Emergency Shelter
Evacuation Notice
Airport Zone

Perimeter creates a single source where incident information can be updated in real-time, empowering emergency managers to spend less time sharing information and more time taking action.


Shared incident pre-planning
Input pre-established evacuation zones and routes.
Real-time collaboration
Coordinate evacuations with other agencies in real-time.
Communicate directly to the public
Publish evacuation instructions and zones to the public.

How it works:

- **Input:** First responders input points, routes, and polygons.
- **Share:** Team members can collaborate with each other and release information to the public in real-time.
- **Act:** Residents and responders can react quickly to dynamic incidents.



INPUT
SHARE
ACT

Business model and projections



MARKET SIZE
$7B
TAM
$2B
SAM
$130M
SOM
Total Addressable Market ($7B):
Public Safety Software Market
= $2.1B + $3B + $1.9B
Computer Aided Dispatch (CAD)
Mass Notification Systems Software
Weather Alert and Warning
Serviceable Addressable Market ($2B):
= 3K($50K + $50K) + 67K($25K)
(Number of counties) x (Evacuation Management + Alert & Warning software)
(Number of public safety depts) x (Dept Evacuation Software)

The public safety software market is estimated at $7 billion. Within that market, the Perimeter Platform targets the following distinct submarkets:

- The Computer Aided Dispatch market, which is projected to reach $2.1 billion in 2023.
- The mass notification software market, valued at $3 billion in 2021.
- The weather alert and warning market, estimated as $1.7B in 2021.



The Perimeter Platform is used by individual departments, but **we will capture many departments at once** with a single county- or state-level contract.



*Future projections cannot be guaranteed.

In the coming years, we will build out our platform to offer additional value to our customers, and grow to partner with counties across the United States.

What's next:





Perimeter's traction has accelerated drastically since we launched at the end of 2022, with three successful deployments in the last four months. 2023-2024 will be massive years of growth for the company. By choosing to invest now, you will join during a pivotal stage and contribute to the following milestones:

- Become the industry standard for information-sharing in disaster management.

- Initiate deployments across 15 states with the most pressing disasters.

- Iterate on the product and develop more advanced solutions for data analytics and predictive modeling.

- Expand our market to include public safety agencies outside of the United States.

- Support our public safety partners in preserving the lives, properties, and natural resources of their communities.

More reading:





[Meet the West Coast entrepreneurs founding startups to fight wildfires, combat the effects of climate change, and tap into a market potentially worth billions](#) (Business Insider)

[Paper maps, two-way radios: how firefighting tech is stuck in the past](#) (The Guardian)

[Forbes' 30 Under 30 in Enterprise Technology, 2023](#) (Forbes)

[The 2020 Good Tech Awards](#) (New York Times)

[Bringing fire tech into 21st century](#) (Petaluma Argus-Courier)